Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 6, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Revise prior disclosure regarding our asset acquisitions.

Asset Acquisitions

The following information supersedes and replaces the prior disclosure regarding our asset acquisitions in Supplement No. 10 dated January 31, 2018 and supplements the section of the Offering Circular captioned “Plan of Operation”:

Tuscany at Westover Hills – San Antonio, Texas

On January 31, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) related to the acquisition of a 190-unit, 21-building Class B apartment complex in the Far West submarket of San Antonio, Texas (the “Property”). The Equity Investment comprises 26% of the total equity. An entity managed by an affiliate of Realty Mogul, Co. also made an investment in this transaction in the amount of $2,360,000. Together, these cumulative investments of $3,360,000 will comprise approximately 86% of the total equity towards the acquisition and planned property improvements.  The real estate company sponsoring this transaction has secured a senior loan in the amount of $12,155,000.  The loan has a 12-year term with five years of interest-only payments and has a fixed interest rate of 4.40%.

The Property was built in 1984 and consists of studio apartments as well as one and two-bedroom apartments, averaging approximately 684 sq. ft. per unit.  The Property is a gated community with several amenities, including carports, laundry facilities, fitness center, basketball court, pool, dog park, picnic area and barbeque area.

The real estate company sponsoring this transaction plans to implement a value-add strategy by completing interior and exterior renovations at the Property.  Interior upgrades are expected to include black-on-black appliances, faux-wood flooring, utility-efficient devices and new fixtures.  Exterior and amenity improvements are expected to include painting, carpentry, landscaping, fitness center upgrades, backyard changes, pool enhancements and balcony improvements.  As of November 2017, the Property was 93% occupied, with an average in-place rental rate of $833 per unit.

The Property is located in the San Antonio-New Braunfels metropolitan statistical area (the “MSA”).  The MSA is the 24th largest of the 382 MSAs in the United States with a combined population of approximately 2.4 million people as of July 2016, according to the United States Census Bureau.  Between July 2010 and 2016, population growth for the MSA was estimated to be 13.4%, which exceeded the national average of 4.5% over the same time period.  According to the Bureau of Labor Statistics, job growth in the San Antonio-New Braunfels, TX Metro Division was 3.0% from November 2016 to November 2017, which was above the national figure of 1.4%.

The Property is located approximately one mile from Interstate 410 and Texas State Highway 151, ten miles from downtown San Antonio and nine miles from the University of Texas at San Antonio. The Property is located a few blocks from a Walmart Supercenter and a CVS Pharmacy and is also located within close proximity to several retail shopping, dining and entertainment options including Target, Home Depot, Lowe’s and Ingram Park Mall, which has over 150 unique retailers, restaurants and department stores.  Community services and facilities are also readily available in the surrounding area including fire stations, hospitals, police stations and universities.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in workforce housing and multifamily apartment communities in densely-populated Hispanic neighborhoods. The real estate company owns and manages over $270 million in multifamily assets overall, consisting of approximately 4,600 units. The real estate company specializes in acquiring and repositioning apartments in infill locations and implementing its proprietary cultural management platform which includes specific cultural upgrades and community-oriented resident services and programs.  Additionally, Realty Mogul, Co. and its affiliates have invested in five prior successful transactions with this real estate company, including the Plano Multifamily Portfolio.